082-03822

NovaWest Resources Inc.

2007 NOV -5 A 5:22

News Release

07027792

For Immediate Release

SUPPL

PRIVATE PLACEMENT

Vancouver, BC - Friday, October 26th 2007, 12:00p.m. PDT

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), announces that the Company has arranged a $300,000 Cdn non-brokered Private Placement through the issuance of 1,500,000 units at a price of $0.20 per unit. Each unit consists of one common share and one half-share purchase warrant entitling the holder to purchase one additional non flow-through common share of the Company for each two half-share warrants exercised at $0.25 per share for a period of 24 months. Of the 1,500,000 common shares issued, 1,350,000 will be flow-through and 150,000 will be non flow-through. Finders' fees may be paid on this transaction, subject to the policies of the TSX Venture Exchange. Of the proceeds raised, $270,000 will be spent on the Company's Canadian exploration projects while the remaining $30,000 will be applied to the Company's working capital. All shares issued will be subject to a 4 month hold period per the policies of the TSX Venture Exchange. This private placement is subject to the approval of the TSX Venture Exchange.

In other business, the Company is also pleased to note the expiry of the four month hold period which was attached to the 5 million common shares of Goldbrook Ventures which Novawest received in June 2007 as part of the sale price for its Raglan Interests. The 5 million Goldbrook shares are now free-trading. Based on the $0.44 Cdn closing price of Goldbrook's shares, at market close October 25th, the shares are valued at $2.2 million. Novawest also holds 2 million Goldbrook warrants, which also have no hold period attached, that are exercisable at $0.35 Cdn reflecting a combined paper gain of approximately $2,380,000 to date.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

PROCESSED

NOV 08 2007

THOMSON FINANCIAL

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

Dew 11/7

News Release

For Immediate Release

NOVAWEST STAKES IMPORTANT VANADIUM-TITANIUM-IRON CLAIMS NEAR CHIBOUGAMAU

Vancouver, BC - Tuesday, October 23rd 2007, 10:30a.m. PDT

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), is pleased to announce the Company has staked 57 very important mineral claims located approximately 70 kms east-southeast of Chibougamau, Quebec. A number of the staked claims cover the Lac Dore Vanadium-Titanium (Fe-Ti) Deposit, the second largest vanadium deposit in the world, reported to contain approximately 2.27 million metric tons (MT) (5 billion pounds) of reserves.

Novawest cautions that all of the numbers and quotes pertaining to reserves, grades and other data contained in this news release regarding the Lac Dore deposit are historical and pre NI 43-101 in nature and are derived from sources outside of Novawest. They are presented to provide the reader with as much information as possible about this endeavour. These quotes and figures presented in this release are from sources thought to be reliable, but the reader must be cautioned that each and every one of these details will have to checked and verified by Novawest once the Ministry of Mines for the Province of Quebec confirms Novawest's title to these mineral claims. Once this confirmation has been received by Novawest the Company will set out a series of milestones for further development, production and sales contracts for the exploitation of the vanadium products derived from operations.

Novawest is not aware of any reason why these key claims came open; but had been aware of the possibility for some time and had been carefully monitoring the situation for several months. It appears that at one point the previous owner had been in some form of an agreement with SOQUEM INC, a division of SGF Mineral Inc, which is a subsidiary of Societe generale de financement du Quebec "SGF" (Ministry of Finance, province of Quebec) whereby SOQUEM INC had a 20% interest. It is understood that SOQUEM subsequently converted its interest into a share equity position in the recent owner's common shares. From public 10Q documents filed in 2002 on EDGAR in the United States, Novawest has learned that the previous owner received a Feasibility Study prepared by engineering firm SNC-Lavalin Group, Inc. ("SNC") recommending continued development of a mine, refinery and product manufacturing facility for the Lac Dore Deposit. The documentation filed states: "the Study indicates Lac Dore is capable of producing large quantities of high purity Vanadium products. Capital investment is estimated at US$229 ($364 Cdn.) million including all equipment, infrastructure costs and C$39 million for contingencies proving for initial production capacity of 25 million pounds for all Vanadium products combined. Total employment is estimated at 300." At the time of the report, SNC's financial analysis indicated a very good Internal Rate of Return of 29.6% based on 30% Equity. It further states that "a new process technology is expected to enable Lac Dore to become the lowest cost producer in the world of various high purity Vanadium oxides." Novawest will look into all of these assertions prior to making its own decisions on how to proceed with the Lac Dore operations on a go-forward basis. First and foremost, Novawest will undertake to bring all details regarding the Lac Dore deposit up to NI 43-101 specifications.

The Lac Dore Vanadium-Titanium Deposit is hosted in the Lac Dore Complex (Allard, 1776; Girard & Allard, 1998) located about 250 km east of Matagami, Quebec. The Deposit area is sixteen (16) kilometers [10 miles] long, fifty to two hundred (50-200) meters [165-660 feet] wide, extending Northeast to the Southwest located in Rinfret and Lemoine Townships, approximately twenty-six (26) kilometers [16 miles] east-southeast of Chibougamau, Quebec.

According to Allard (1976) the Lac Dore Complex is a Bushveld-type layered complex, folded like the enclosing volcanic rocks, with which it is coeval and comagmatic. From top to bottom, the Complex has been divided into the following zones: Anorthosite Zone (Main Zone), Layered Zone, and Upper Border Zone (including Soda-granophyre and Ferrodiorite Zones). The vanadium mineralization in the Lac Dore Complex (Allard, 1976) is contained in the lower-most part of the Layered Zone in Rinfret and Lamoine Townships and in the Cache Lake - David Lake area. The vanadium horizon consists of rhythmically layered units (50 to 200 meter-thick layered zones) rich in ferroaugite, magnetite and ilmenite, intercalated with layers of leuco-gabbro. The Fe-Ti oxides at Lac Dore are heterogeneously and rhythmically distributed, with Fe-Ti-oxide-rich horizons intercalated with oxide-free horizons.

Vanadium is a strategic metal having many important industrial applications. Most vanadium is consumed as ferrovanadium (FeV), which is used to introduce vanadium into steel, improving the steel's strength and toughness. Production of carbon, full-alloy and high-strength low-alloy steels, in nearly equal amounts, accounts for more than 90 percent of domestic vanadium consumption. Vanadium foil is used as a bonding agent in cladding titanium to steel and generally by the aerospace industry. Medical implants often contain vanadium alloys because of their excellent stability. Nonmetallurgical applications such as catalysts, ceramics and vanadium batteries are produced from vanadium pentoxide. China, Russia and South Africa are the leading vanadium-producing nations, where the mining and processing of magnetite-bearing ores is the predominant source of vanadium production.

The Qualified Person ("QP") for the purposes of this news release is Dr. Christian G. Derosier M.Sc., D.Sc., Geology.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

Suite 1600, The Bower Building, 543 Granville Street, *Vancouver, British Columbia* Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • *www.novawest.com* • novawest@novawest.com

NOVAWEST

RECEIVED
Novawest Resources Inc.

News Release

For Immediate Release

NOVAWEST RESOURCES INC. RETAINS AGORACOM TO PROVIDE ONLINE INVESTOR RELATIONS AND SOCIAL NETWORK FOR SHAREHOLDERS

Vancouver, BC - Monday, October 29th, 2007, 11:30AM. PDT –Novawest Resources Inc. (NVE: TSX-V) is pleased to announce it has retained the services of AGORACOM Investor Relations ("AGORACOM") (http://www.agoracom.com) to provide online investor relations services, a Web 2.0 social network for current shareholders and Tier-1 awareness through the world's biggest websites for the purpose of attracting new shareholders.

ONLINE INVESTOR RELATIONS MAXIMIZES SPEED, TRANSPARENCY AND ACCESS TO COMPANY

In response to overwhelming data representing the online research and communications habits of small-cap investors, Novawest has turned the primary focus of its investor relations to the web via the AGORACOM system to facilitate faster, better and more accessible communications with both current and prospective shareholders around the world.

Effective November 8th, a customized and monitored Novawest IR HUB (http://www.agoracom.com/ir/Novawest) will allow both the Company and AGORACOM to communicate with all investors simultaneously, anytime and in near real-time. Our new IR HUB will also provide management with the ability to extend communications beyond text via audio messages, video presentations, webcasts and podcasts. In addition to traditional e-mail, investors will also have the ability to receive all communications via RSS feed.

LAUNCH OF NOVAWEST COMMUNITY

The Novawest IR HUB propels the Company into the forefront of Web 2.0 community building by providing investors with two very important functions. First, a monitored discussion forum for the purposes of constructive and high-quality discussion amongst investors that is free of spam, profanity and misinformation. Second, a social network that provides investors with the ability to create extensive profiles that include photos, bios, video messages to fellow investors, a rating system and other important items to create a closer bond between our shareholders.

TIER-1 EXPOSURE AND AWARENESS

As an exclusive provider of "Small-Cap Centres – Powered by AGORACOM" to Yahoo Finance Canada, AOL Finance Canada and every Blackberry device on the planet, AGORACOM will provide Tier-1 financial coverage of all newsworthy Novawest press releases as well as interviews and features for the purposes of attracting new and prospective shareholders.

Novawest Resources Inc. President and CEO, Patrick O'Brien, stated, "I believe the time has now come to significantly increase our communications with both existing shareholders and the massive online small-cap community of investors that are searching for their next great investment. I strongly encourage our shareholders to begin taking advantage of our new online IR system, which demonstrates we are a fully accessible organization with a great story to tell."

The terms of the agreement are as follows:

Duration -12 months.

Monthly Cash Compensation - $3,000 Cdn.

Stock Options - 250,000 shares at $0.165 Cdn per share representing the close of trading on October 25th, 2007.

This agreement has been negotiated entirely at arm's length. AGORACOM is located in Toronto, Ontario.

About AGORACOM

AGORACOM Investor Relations (http://www.AgoracomIR.com) is North America's largest online investor relations firm for small-cap companies. We have partnered with the world's biggest internet companies, including Yahoo, AOL, Google and Blackberry to market our clients to a massive audience of new small-cap investors. We have served over 200 companies since 1997.

AGORACOM Investor Relations has displaced the telephone and e-mail as primary IR communications devices. Our IR HUB delivers two-way investor relations in near real-time that is 24/7/365 accessible to shareholders around the world and goes far beyond text by offering both audio and video communications.

AGORACOM (http://www.Agoracom.com) is North America's only small-cap community built to serve the needs of serious small-cap and micro-cap investors. No rumours, profanity, stock bashing or hyping. Our traffic ranking is above the top 1% of all websites around the world.

About Novawest Resources Inc.

Novawest is an exploration firm focused on prime projects throughout North America. We own and acquire properties, we explore for precious metals, base metals and diamonds. During the last few years we have succeeded in building a very valuable portfolio of strategically located mineral claims and assemblages throughout the provinces of Ontario and Quebec in Canada. These properties include thousands of claims, covering hundreds of square kilometres of property prospective for Gold, Diamonds, Platinum, Palladium, Nickel, Copper, Cobalt, Zinc and Silver.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements." All statements other than statements of historical fact included in this release, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Novawest, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Novawest's expectations are exploration risks, commodity prices, assumed startup and operating costs detailed herein and from time to time in the filings made by Novawest with securities regulators. We seek safe harbour.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.
S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

NovaWest Resources Inc.

2007 NOV -5 A 5:~5

News Release

For Immediate Release

CLARIFICATION RE VANADIUM-TITANIUM-IRON CLAIMS NEAR CHIBOUGAMAU

Vancouver, BC - Thursday, October 25th 2007, 12:30p.m. PDT

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), advises that the company withdraws any references made in paragraph three of its October 23, 2007 news release to a third party's 2002 feasibility study on the Lac Dore Vanadium-Titanium-Iron deposit. The remainder of the release remains as issued.

The Lac Dore Vanadium-Titanium-Iron deposit was recently visited by Novawest head office personnel, prospectors and geological personnel. Prior to, and after staking the actual Lac Dore deposit, Novawest acquired, by way of staking, a number of contiguous claims. While on site, Novawest personnel identified several buildings on its adjoining claims containing the drill core from the Lac Dore deposit. The core is in good condition and will be of value in future endeavours on the project. Novawest will continue to keep its stakeholders abreast of all developments on its new Lac Dore project.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

END

Suite 1600, The Bower Building, 543 Granville Street, Vancouver, British Columbia Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.novawest.com • novawest@novawest.com